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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49448 |

**10027173**

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
<br>MM/DD/YY            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMBERLY CAPITAL CORP.

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 GEORGE ROAD
<br>(No. and Street)

GLEN ROCK        NJ        07452
<br>(City)        (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<br>KAMAL SMITH           (201) 444-5977
<br>(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHIPETINE, BERNARD
<br>(Name – *if individual, state last, first, middle name*)

120 HICKSVILLE RD.       BETHPAGE       NY       11714
<br>(Address)       (City)       (State)       (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
<br>☐ Public Accountant
<br>☐ Accountant not resident in United States or any of its possessions.

SEC Mail
<br>Mail Processing
<br>Section

MAR 01 2010

Washington, DC
<br>106

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____KAMAL SMITH_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____KIMBERLY CAPITAL CORP._____ , as of _____DECEMBER 31_____ , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

JERROLD G. SILVERMAN
Notary Public, State of New York
No. 4854605
Qualified in Nassau County
Commission Expires March 10, 201͟4

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KIMBERLY CAPITAL CORP.

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2009

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

*Bernard Chipetine, C.P.A.*

CERTIFIED PUBLIC ACCOUNTANT

120 HICKSVILLE ROAD
BETHPAGE, NEW YORK 11714

(516) 248-9300
FAX (516) 248-8711

## ACCOUNTANTS' AUDIT REPORT

Board of Directors
Kimberly Capital Corp.

I have audited the accompanying statement of financial condition of Kimberly Capital Corp. as of December 31, 2009 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimberly Capital Corp. at December 31, 2009, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Bernard Chipetine, CPA

Bethpage, New York
January 24, 2010

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS
| | | |
|---|---:|---:|
| Cash | $ 497 | |
| Marketable Securities | 20,475 | |
| Reserve Account | 41,734 | |
| Clearing Deposit - Restricted Funds | 5,694 | $ 68,400 |
| Net Receivable from Broker-Dealers | | |
| & Clearing Organizations | | 2,537 |
| Prepaid Expenses & Taxes | | 640 |
| | | |
| TOTAL CURRENT ASSETS | | 71,577 |

FIXED ASSETS
| | | |
|---|---|---:|
| Equipment & Automobiles, At Cost, Less | | |
| Accumulated Depreciation of $7,148 | | 26,756 |
| | | |
| TOTAL ASSETS | | $ 98,333 |


LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES
| | | |
|---|---:|---:|
| Accounts Payable, Accrued Expenses, & | | |
| Other Liabilities | | $ 2,083 |

STOCKHOLDER'S EQUITY
| | | |
|---|---:|---:|
| Common Stock, No Par Value, Authorized 200 Shares, | | |
| Issued 200 Shares | $ 10,000 | |
| Additional Paid In Capital | 40,000 | |
| Retained Earnings | 45,252 | |
| Accumulated Other Comprehensive Income: | | |
| Unrealized Gains on Securities | 998 | |
| | | |
| TOTAL STOCKHOLDER'S EQUITY | | 96,250 |
| | | |
| TOTAL LIABILITIES AND | | |
| STOCKHOLDER'S EQUITY | | $ 98,333 |


The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES
   Commissions   $ 19,476
   Other Income:
      Realized Gains & Losses   $ 2,859
      Interest and Dividends   456   3,315

      TOTAL REVENUES – NET OF LOSSES   22,791

EXPENSES
   Floor Brokerage, Exchange, & Clearance Fees   3,130
   Communications & Data Processing   1,387
   Regulatory Dues, Fees & Expenses   615
   Occupancy Costs   4,251
   Other Expenses   19,239

      TOTAL EXPENSES   28,622

LOSS BEFORE INCOME & FRANCHISE TAXES   (5,831)

PROVISION FOR INCOME & FRANCHISE TAXES   520

NET LOSS   (6,351)

OTHER COMPREHENSIVE INCOME
   Unrealized Gain on Securities   1,968

      TOTAL COMPREHENSIVE INCOME/(LOSS)   $ (4,383)

INCOME PER SHARE OF COMMON STOCK   $ (22)

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009


CAPITAL STOCK

    Capital Stock – Authorized & Issued 200 Shares
       With No Par Value                                                    $ 10,000

    Additional Paid In Capital                                   40,000

        TOTAL CAPITAL – BEGINNING AND ENDING          50,000


RETAINED EARNINGS

Retained Earnings – January 1, 2009         $ 55,123

Net Loss                                 (6,351)

Distributions                          (3,520)

Retained Earnings – December 31, 2009            45,252

Accumulated Other Comprehensive Income           998

        TOTAL STOCKHOLDER'S EQUITY           $ 96,250


The Accompanying Notes Are An Integral Part Of These Financial Statements.

Subordinated Borrowings at January 1, 2009                                    $          0

Decreases:

    Payment of Stockholder's Loan                                                                0

Subordinated Borrowings at December 31, 2009                          $          0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

# KIMBERLY CAPITAL CORP.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2009

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---:|---:|
| Net Loss | | $ (6,351) |
| Adjustments to Reconcile Net Income to Net Cash | | |
| Used For Operating Activities: | | |
| Depreciation & Amortization | $ 3,411 | |
| Realized Gain on Sale of Securities - Net | (2,859) | |
| Changes in Assets & Liabilities: | | |
| Reserve & Clearing Account | 15,746 | |
| Receivable from Broker-Dealers | | |
| & Clearing Organizations | (309) | |
| Prepaid Expenses & Taxes | 1,050 | |
| Accounts Payable, Accrued Expenses & | | |
| Other Liabilities | 43 | |
| TOTAL ADJUSTMENTS | | 17,082 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 10,731 |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | | |
|---|---:|---:|
| Proceeds from Sale of Marketable Securities | 50,803 | |
| Payments for Purchase of Marketable Securities | (57,571) | |
| Purchase of Office Equipment | (230) | |
| NET CASH USED FOR INVESTING ACTIVITIES | | (6,998) |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | | |
|---|---:|---:|
| Distributions to Shareholder | | (3,520) |
| NET INCREASE IN CASH & CASH EQUIVALENTS | | 213 |
| CASH AND CASH EQUIVALENTS – January 1, 2009 | | 284 |
| CASH AND CASH EQUIVALENTS – December 31, 2009 | | $ 497 |

**SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION**

| | | |
|---|---:|---:|
| Cash Paid During The Period For: | | |
| Income & Franchise Taxes | | $ 1,304 |
| Interest Expense | | $ 0 |

The Accompanying Notes Are An Integral Part Of These Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS:
   The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. (FINRA). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
   a) The Company is engaged in a single line business as a securities broker-dealer.

   b) Securities Transactions:
      Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities are entered into and for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on the settlement date basis with related commission and expenses reported on the trade date basis.

   c) Marketable Securities are valued at market value.

   d) Commissions:
      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   e) Income Taxes:
      The Company has elected to have its income taxed under the provisions of Subchapter "S" of the Internal Revenue Code, Section 1372. Under those provisions, the Corporation does not pay federal income taxes on its taxable income. Instead, the Shareholder is taxed on her share of the Company's taxable income. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

   f) Depreciation:
      Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

      The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Pursuant to SEC Rule 17a-5(a)(4), there are no differences in the firms computation of net capital compared with the computations contained in this report.

KIMBERLY CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL
Total Stockholder's Equity $ 96,250

Total Stockholder's Equity Qualified for Net Capital $ 96,250
Add:
    Subordinated Stockholder's Loan 0
    Allowable-Credit-Deferred Income Taxes Payable 0

    TOTAL CAPITAL 96,250

Deductions and/or Changes:
    Non-allowable Assets:

| | | |
|---|---:|---:|
| Equipment and Automobiles – Net | $ 26,756 | |
| Prepaid Expenses and Taxes | 640 | |
| Clearing Deposit – Restricted Funds | 5,694 | |
| TOTAL ADJUSTMENTS | | 33,090 |
| Net Capital Before Haircut on Securities Positions | | 63,160 |
| Haircuts on Securities: | | |
| Money Market Funds | 835 | |
| Marketable Securities | 3,071 | 3,906 |
| NET CAPITAL | | $ 59,254 |

Aggregate Indebtedness
    Other Accounts Payable & Accrued Expenses $ 2,083

Computation of Basic Net Capital Requirement:
    Company $ 5,000

Excess Net Capital $ 54,254

Excess Net Capital At 1,000 Percent $ 53,254

Ratio: Aggregate Indebtedness to Net Capital 4%

There were no material differences found between the report of the auditor and of the company in reporting Part IIA of computing net capital.

## KIMBERLY CAPITAL CORP.
### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
### UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
### AS OF DECEMBER 31, 2009

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

KIMBERLY CAPITAL CORP.
INFORMATION RELATING TO POSSESSIN OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2009

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

KIMBERLY CAPITAL CORP.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2009

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

120 HICKSVILLE ROAD
BETHPAGE, NEW YORK 11714

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Kimberly Capital Corp.

In planning and performing my audit of the financial statements and supplemental schedule of Kimberly Capital Corp. (the Company), for the year ended December 31, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bernard Chipetine, CPA

Bethpage, New York
January 24, 2010

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009